Mail Stop 3561

March 24, 2009

By Facsimile and U.S. Mail

J. Russell Phillips
Chief Executive Officer
Diedrich Coffee, Inc.
28 Executive Park
Irvine, California  92614

   **Re:** **Diedrich Coffee, Inc.**
     **Annual Report on Form 10-K for the Fiscal Year Ended June 24, 2009**
     **Filed September 22, 2009**
     **File No. 000-21203**

Dear Mr. Phillips:

   We have completed our review of your Annual Report on Form 10-K for the fiscal year ended June 24, 2009 and have no further comments at this time.

         Sincerely,


         H. Christopher Owings
         Assistant Director